Contacts:	Lawrence P. Ward, CEO	CORPORATE INVESTOR
	Margaret Torres, CFO	RELATIONS
	805-239-5200	www.stockvalues.com
206.762.0993

NEWS RELEASE

HERITAGE OAKS BANCORP FOURTH QUARTER EARNINGS INCREASE 39%;
2004 PROFITS INCREASE 27% AS LOAN PORTFOLIO GROWS

Paso Robles, CA - January 24, 2005 — Heritage Oaks Bancorp (Nasdaq: HEOP), the parent company of Heritage Oaks Bank, today reported its earnings increased 27% to a record level in 2004 fueled by a 22% increase in its loan portfolio. Net income for the year totaled $4.6 million, or $1.12 per diluted share, compared to $3.6 million, or $1.05 per diluted share, a year ago. For the fourth quarter of 2004, net income increased 39% to $1.4 million, or $0.33 per diluted share, compared to $975,000, or $0.26 per diluted share, for the fourth quarter of 2003.

“2004 was a milestone year for Heritage Oaks and our shareholders, not only because of record earnings, but also due to the success of a number of actions undertaken during the year,” said Lawrence P. Ward, President and CEO. “Earlier this year we completed the consolidation of Hacienda Bank into Heritage Oaks Bank and listed our company on Nasdaq. The consolidation of banks enabled us to operate Hacienda as a division, thereby eliminating one bank charter. We also recently entered into a sale and leaseback of our annex operations facility allowing us to begin construction of an operations center designed to accommodate future growth. We enter the new year in the strongest position ever to continue the successful development of our commercial banking franchise. The great dedication of our employees is the cornerstone of Heritage Oak’s growth, which also differentiates us from our competitors.”

Earlier this month, Heritage Oaks announced that Mark Stasinis has been promoted to Senior Vice President and Regional Manager of the bank’s Southern region, which includes all of Northern Santa Barbara County stretching up to Arroyo Grande in Southern San Luis Obispo County. “Mark is a 30 year veteran of the industry and has been instrumental in building the bank’s presence in the city of San Luis Obispo over the last 10 years,” stated Ward. “He is exceedingly well known by the business communities throughout San Luis Obispo County making him well suited to oversee our Southern regional commercial lending activities.”

2004 Operating Highlights:

•	Completed the consolidation of the Hacienda Bank charter into Heritage Oaks Bank.
•	Net income increased 27% to $4.6 million.
•	Revenues increased 35% to $25.0 million.
•	Pre-tax income rose 29% to $7.3 million.
•	Net loans increased 22% to $335 million.
•	Asset quality remained strong - non-performing loans just 0.29% of total loans.
•	Both non-interest expense and non-interest income contained a significant one-time event.

Operating Results

Total revenues, consisting of net interest income before the provision for loan losses and non-interest income, excluding securities gains, increased 35% to $25.0 million in 2004 compared to $18.5 million a year ago. Fourth quarter revenues grew 38% to $7.2 million from $5.2 million in the fourth quarter of 2003. Net interest income increased 36% to $20.0 million in 2004 compared to $14.7 million in 2003, with interest income growing 28% and interest expense falling 3%. In the fourth quarter, interest income rose 24%, interest expense fell 7% and net interest income increased 30% to $5.5 million, from $4.2 million a year ago. The provision for loan losses increased 189% and 11%, respectively for the fourth quarter and the full year ended December 31, 2004.

HEOP fourth quarter earnings increase 27%
January 24, 2005

Net interest income after the provision for loan losses increased 36% to $19.5 million in 2004 compared to $14.3 million a year ago, and rose 29% to $5.3 million in the fourth quarter of 2004 compared to $4.1 million in the fourth quarter of 2003.

Net interest margin for the year was 5.10% compared to 4.82% in 2003. The fourth quarter margin was 5.40%, an 11% increase from 4.85% in the fourth quarter a year ago. “More than 84% of our deposits are no -or low-cost deposits; 39% are in non-interest bearing accounts, and an additional 45% are in money market and NOW accounts, providing us with a very efficient funding source,” said Ward.

Non-interest income increased 32% in 2004 and 73% in the fourth quarter 2004 compared to the same periods in 2003. This is primarily due to gain on sale, which totaled $785,000 in 2004, compared to $60,000 in 2003. Most of this gain came from the sale and leaseback of the company’s annex building in the fourth quarter. “Late in 2004, we had the opportunity to sell our annex building which houses our operations and accounting center. As a provision of the sale, we entered into a 12 month lease back agreement allowing us time to complete the construction of our new administration building in downtown Paso Robles,” said Margaret Torres, CFO. “This new facility will accommodate our growth well into the future. We expect to move in sometime late in 2005.”

Non-interest expense in 2004 increased 38% to $17.2 million from $12.4 million in 2003. In the fourth quarter, non-interest expenses increased 36% to $4.8 million from $3.6 million in the fourth quarter a year ago. This increase is due to the additional personnel gained when Heritage Oaks acquired Hacienda Bank and its three offices at the end of the third quarter, 2003 and expenses associated with the upcoming conversion of Hacienda’s ATM processing and core processing systems into Heritage Oaks systems. “We paid a one time buyout fee of $540,000 to convert these contracts over to Heritage Oaks systems,” said Ward. The efficiency ratio in 2004 was 68.93% compared to 67.13 % in 2003. For the fourth quarter, the efficiency ratio was 67.64%, compared to 68.94% in the fourth quarter of 2003. The efficiency ratio measures non-interest expenses as a percent of revenues.

Pre-tax Income increased 29% in 2004 to $7.3 million from $5.7 million in 2003. Fourth quarter pre-tax income increased 40% to $2.2 million compared to $1.6 million in the fourth quarter of 2003.

Income taxes increased in the fourth quarter and year ended December 31, 2004, due to increases in earnings. The provision for income taxes was $2.8 million for 2004, compared with $2.1 million in 2003. The fourth quarter tax provision increased 42% to $832,000, compared to $586,000 for the fourth quarter of 2003. Heritage Oaks generated a return on average equity of 13.15% in 2004 and 14.77% in the fourth quarter compared to 15.52% and 13.59% during the same periods of 2003. Return on average assets was 1.02% in 2004 compared to 1.05% in 2003, and was 1.18% in the fourth quarter of 2004 compared to .99% in the fourth quarter a year ago.

Balance Sheet

Total assets were $448.0 million as of December 31, 2004, compared to $441.9 million as of December 31, 2003. Net loans grew 22% to $335.0 million during 2004 compared to $274 million a year ago. “Total deposits remained about even during 2004 but our deposit mix is changing. Demand and savings deposits now account for 84% of total deposits, compared to 79% of total deposits at December 31, 2003 and time deposits now make up only 16% of total deposits, compared to 21% of total deposits a year ago,” noted Ward. Shareholders’ equity increased 15% to $37.2 million, compared to $32.3 million at year-end 2003.

Asset quality remains excellent with 0.29% non-performing loans as of December 31, 2004. The allowance for loan losses was $3.2 million, or 1.00% of net loans outstanding at year-end, compared to $3.1 million or 1.19% of net loans outstanding at the end of 2003. Net charge-offs were $233,000 in 2004 and 2003.

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HEOP fourth quarter earnings increase 27%
January 24, 2005

Heritage Oaks Bancorp acts as a holding company for Heritage Oaks Bank. Heritage has its headquarters plus one branch office in Paso Robles, two branch offices in San Luis Obispo, and single branch offices in Cambria, Arroyo Grande, Atascadero and Morro Bay and four branch offices in Santa Maria. Heritage conducts commercial banking business in San Luis Obispo County and Northern Santa Barbara County.

Statements concerning future performance, developments or events, expectations for earnings, growth and market forecasts, and any other guidance on future periods, constitute forward-looking statements, which are subject to a number of risks and uncertainties that are beyond the Company’s control and might cause actual results to differ materially from the expectations and stated objectives. Factors which could cause actual results to differ materially include, but are not limited to, regional and general economic conditions, management’s ability to generate continued improvement in asset quality and profitability, changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values, competition, loan delinquency rates, the successful operation of the newly-opened branches and loan offices, changes in accounting principles, practices, policies or guidelines, changes in legislation or regulation, other economic, competitive, governmental, regulatory and technological factors affecting operations, pricing, products and services. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. Heritage Oaks undertakes no responsibility to update or revise any forward-looking statements.

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HEOP fourth quarter earnings increase 27%
January 24, 2005

HERITAGE OAKS BANCORP
STATEMENT OF INCOME

	For the Three Months Ended			For the Year Ended
(in thousands)	31-Dec-04	31-Dec-03		31-Dec-04	31-Dec-03
	(Unaudited)			(Unaudited)
Interest Income:

Interest and fees on loans	$5,613	$4,530	24%	$20,615	$15,930	29%
Investment securities	599	460	30%	2,385	1,950	22%
Federal funds sold and commercial paper	74	98	-24%	302	278	9%
Time certificates of deposit	2	3	-33%	11	16	-31%
Total interest income	$6,288	$5,091	24%	$23,313	$18,174	28%

Interest Expense:
Now accounts	$13	$6	117%	$34	$79	-57%
MMDA accounts	191	116	65%	577	496	16%
Savings accounts	20	16	25%	88	50	76%
Time deposits of $100,000 or more	(62)	88	-170%	118	204	-42%
Other time deposits	298	250	19%	953	922	3%
Other borrowed funds	380	432	-12%	1,591	1,712	-7%
Total interest expense	$840	$908	-7%	$3,361	$3,463	-3%

Net interest income before prov. for loan losses	$5,448	$4,183	30%	$19,952	$14,711	36%
Provision for loan losses	130	45	189%	410	370	11%
Net interest income after prov. for loan losses	$5,318	$4,138	29%	$19,542	$14,341	36%

Non-interest Income:
Service charges on deposit accounts	$529	$517	2%	$2,173	$1,723	26%
Gain on sale of premise	712	—	100%	712	—	100%
Gain on sale of SBA loans	45	—	100%	45	—
Investment securities gains (losses), net	—	—	100%	28	60	-53%
Other income	420	470	-11%	2,041	2,014	1%
Total Non-interest Income	$1,706	$987	73%	$4,999	$3,797	32%

Non-interest Expense:
Salaries and employee benefits	$2,215	$1,883	18%	$8,457	$6,498	30%
Occupancy and equipment	662	531	25%	2,569	1,757	46%
Other expenses	1,962	1,150	71%	6,172	4,170	48%
Total Noninterest Expenses	$4,839	$3,564	36%	$17,198	$12,425	38%
Income before provision for income taxes	2,185	1,561	40%	7,343	5,713	29%
Provision for applicable income taxes	832	586	42%	2,759	2,117	30%
Net Income	$1,353	$975	39%	$4,584	$3,596	27%

Earnings per share:
Basic	$0.35	$0.28	25%	$1.21	$1.12	8%
Fully Diluted	$0.33	$0.26	27%	$1.12	$1.05	7%

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HEOP fourth quarter earnings increase 27%
January 24, 2005

HERITAGE OAKS BANCORP
CONSOLIDATED BALANCE SHEETS
(in thousands)
	31-Dec-04	31-Dec-03
ASSETS	(Unaudited)	(1)
Cash and due from banks	$13,092	$40,374	-68%
Federal funds sold	5,775	36,740	-84%
Total cash and cash equivalents	18,867	77,114	-76%

Interest bearing deposits other banks	3,498	498	602%

Securities Available for sale	57,394	54,956	4%
Federal Home Loan Bank Stock, cost	1,809	1,959	-8%
Loans Held For Sale	2,253	4,402	-49%
Loans, net	334,964	274,051	22%

Property, premises and equipment, net	10,383	9,874	5%
Cash surrender value life insurance	7,130	6,859	4%
Deferred Tax Assets	1,918	1,971	-3%
Goodwill	4,865	4,905	-1%
Core Deposit Intangible Assets	2,021	2,442	-17%
Other assets	2,910	2,917	0%

TOTAL ASSETS	$448,012	$441,948	1%

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
Demand, non-interest bearing	143,455	137,859	4%
Savings, NOW, and money market deposits	166,015	153,413	8%
Time deposits of $100,000 or more	18,034	23,694	-24%
Time deposits under $100,000	42,937	51,473	-17%
Total deposits	$370,441	$366,439	1%

Other borrowed money	28,500	28,500	0%
Securities Sold under Agreement to Repurchase	766	460	67%
Notes Payable	—	3,500	-100%
Junior subordinated debentures	8,248	8,248	0%
Other liabilities	2,807	2,513	12%
Total liabilities	410,762	409,660	0%

Stockholders' equity
Common stock, no par value; 20,000,000 shares authorized; issued and outstanding 3,784,318 and 3,817,943 for December 31, 2003
and December 31, 2004, respectively.	24,050	20,649	16%
Accumulated other comprehensive income	147	97	52%
Retained earnings	13,053	11,542	13%
Total stockholders' equity	37,250	32,288	15%

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$448,012	$441,948	1%

(1) These numbers have been derived from the audited financial statements.
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HEOP fourth quarter earnings increase 27%
January 24, 2005

Key Performance Indicators
HERITAGE OAKS BANCORP	QTR	QTR	Year	Year
	Dec-04	Dec-03	Dec-04	Dec-03
PROFITABILITY
Quarterly Net Income (in thousands)	$1,353	$975	$4,584	$3,596
Qtr EPS- Diluted	$0.33	$0.26	$1.12	$1.05
Efficiency Ratio	67.64%	68.94%	68.93%	67.13%
Operating Expenses compared to Average Assets	4.24%	3.60%	3.85%	3.62%
ROE - Return on Average Equity	14.77%	13.59%	13.15%	15.52%
ROTE- Return on Average Tangible Equity	18.17%	15.89%	16.61%	16.39%
ROA - Return on Average Assets	1.18%	0.99%	1.02%	1.05%
NIM - Net Interest Margin	5.40%	4.85%	5.10%	4.82%
Net Interest Income compared to Average Assets	4.77%	4.23%	4.46%	4.29%
Non-Interest Income compared to Total Net Revenue	23.85%	19.09%	20.04%	20.52%

CAPITAL
Leverage Ratio	8.34%	8.30%	8.34%	8.30%
Tier I Risk-Based Capital Ratio	9.78%	10.15%	9.78%	10.15%
Total Risk-Based Capital Ratio	10.65%	11.14%	10.65%	11.14%
ASSET QUALITY
Non-performing Assets compared to Total Assets	0.21%	0.37%	0.21%	0.37%
Non-performing Loans compared to Total Net Loans	0.29%	0.63%	0.29%	0.63%
ALLL compared to Total Net Loans	1.00%	1.19%	1.00%	1.19%
Non-performing Loans as % of ALLL	28.77%	53.22%	28.77%	53.22%
Net Loan Losses compared to Average Net Loans	0.01%	0.00%	0.08%	0.10%
Non-performing Loans compared to Primary Capital	2.51%	5.06%	2.51%	5.06%

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NOTE: Transmitted on Business Wire at 5:00 a.m. PST on January 24, 2005.